Exhibit 99.1

EUDA Health Holdings Limited Completes Acquisition of CK Health Plus Sdn Bhd, Expanding into Direct Selling Holistic Wellness Products in Southeast Asia

Singapore, May 08, 2024 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (“EUDA” or the “Company”) (NASDAQ: EUDA), a Singapore-based health technology company that operates a first-of-its-kind Southeast Asian digital healthcare ecosystem, proudly announces the successful completion of its acquisition of CK Health Plus Sdn Bhd (“CK Health”) today. This strategic move marks an expansion of EUDA’s presence in Malaysia and underscores its commitment to revolutionizing the healthcare landscape in the region.

CK Health is a direct seller of holistic wellness consumer products in Malaysia, committed to delivering high-quality products that promote holistic well-being. With this acquisition, EUDA gains access to CK Health’s distribution network, customer base, and expertise in the wellness industry.

EUDA’s CEO Dr Kelvin Chen expressed excitement about the acquisition, stating, “We are thrilled to welcome CK Health into the EUDA family. This acquisition aligns seamlessly with our mission to empower individuals to lead healthier lives through innovative technology and holistic wellness solutions. Together, we will leverage our combined strengths to drive positive health outcomes and create lasting impact in the communities we serve.”

Management believes key benefits and synergies resulting from the acquisition include:

1. Market Expansion: EUDA’s acquisition of CK Health provides entry into the Malaysian market, a key strategic move that enhances the Company’s regional presence and accelerates its growth trajectory.

2. Diversification of Product Portfolio: By integrating CK Health’s range of holistic wellness products, EUDA enriches its product offering, catering to a broader spectrum of health needs and preferences.

3. Enhanced Distribution Channels: CK Health brings a network of distributors and retailers, enabling EUDA to reach a wider audience and drive market penetration effectively.

4. Complementary Expertise: The combination of EUDA’s technological prowess and CK Health’s industry knowledge creates a synergistic partnership poised for innovation and excellence in the health and wellness sector.

EUDA remains committed to leveraging this strategic acquisition to drive value for its stakeholders, including customers, partners, and shareholders. With a shared vision for empowering individuals to take control of their health and well-being, EUDA and CK Health are poised to lead the charge towards a healthier, more vibrant Southeast Asia.

For more information about EUDA Health Holdings Limited and its innovative healthcare solutions, please visit www.euda.com.

About EUDA Health Holdings Limited

EUDA Health Holdings Limited, is a Singapore-based health technology company that operates a first-of-its-kind Southeast Asian digital healthcare ecosystem aimed at making healthcare affordable and accessible, and improving the patient experience by delivering better outcomes through personalized healthcare. The company’s proprietary unified AI platform quickly assesses a patient’s medical history, triages a condition, digitally connects patients with clinicians, and predicts optimal treatment outcomes. EUDA’s holistic approach supports patients throughout all stages of care, including wellness & prevention, urgent care & emergencies, pre-existing conditions, and aftercare services.

Important Information for Investors and Stockholders

This announcement relates to a proposed transaction by EUDA and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this press release and on current expectations of EUDA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of EUDA. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the Annual Report filed with the SEC on June 28, 2023. Important factors, among others, that may affect actual results or outcomes include: the inability of the parties to successfully or timely consummate the transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect EUDA or the expected benefits of the transaction, if not obtained; the failure to realize the anticipated benefits of the transaction; matters discovered by EUDA as it complete its due diligence investigation of the other parties; costs related to the transaction; the failure to satisfy the conditions to the consummation of the transaction; the outcome of any legal proceedings that may be instituted against EUDA related to the transaction. Important factors that could cause EUDA’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: EUDA’s ability to manage growth; EUDA’s ability to execute its business plan; EUDA’s estimates of the size of the markets for its products and services; the rate and degree of market acceptance of EUDA’s products and services; EUDA’s ability to identify and integrate acquisitions; potential litigation involving EUDA or the validity or enforceability of intellectual property; and general economic and market conditions impacting demand for EUDA’s products and services.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that EUDA presently know, or that EUDA currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect EUDA’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this press release, which speaks only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors described above. EUDA anticipates that subsequent events and developments will cause their assessments to change. However, while EUDA may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing EUDA’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact:

Christensen Advisory

Roger Hu

852.2232.3968

roger.hu@christensencomms.com